

February 6, 2019

John Thatch
Chief Executive Officer
Sharing Services, Inc.
1700 Coit Road, Suite 100
Plano, Texas 75075

> **Re: Sharing Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 18, 2018**
> **File No. 000-55997**

Dear Mr. Thatch:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10

General

1. Your response to prior comment 1 briefly described why you do not believe Sharing Services, Inc. is an investment company under the Investment Company Act of 1940 ("1940 Act"). Please provide a more detailed explanation, including a detailed calculation of your assets, regarding whether the Company could be considered an investment company under section 3(a)(1)(C) of the 1940 Act as a result of the Company's interest in the five unconsolidated entities noted in the Response. As part of this response, please explain whether interests in any of these five unconsolidated entities could be considered "investment securities" and provide an explanation of the Company's purpose in holding an interest in each of these entities. If available, please specifically discuss the applicability of any relevant exemptions under Section 3 of the Investment Company Act the Company is relying on or intends to rely on.

2. Your response to prior comment 2 noted the Company's two consolidated wholly-owned subsidiaries. Please provide a detailed legal analysis regarding whether each entity is or may be considered an investment company under the 1940 Act. Please also provide the exemptions, if any, the subsidiaries intend to rely on.

3. Your response to prior comment 3 stated that "the Company intends to continue to grow its business both organically and by making strategic acquisitions, from time to time, of businesses and technologies that augment its products portfolio, complement its business competencies, and fit its overall growth strategy." Please elaborate on this strategy, including by clarifying how investments in the five unconsolidated entities noted in your Response and any other potential acquisitions fit into this strategy, and whether the strategy supports your position that the Company is not an investment company

Our Acquisition and Growth Strategy, page 1

4. Refer to prior comment 13. Please clarify the references to inception date as the date you acquired Total Travel Media, Inc. where you first use it in your filing and elsewhere as appropriate.

212 technologies, page 2

5. Please revise your disclosure referencing intellectual property to reflect your description of that property in the response to comment 4.

Compensation Plan, page 7

6. We reissue prior comment 6 in part. Please expand your disclosure in this section to describe clearly the range and circumstances of compensation commissions and bonuses payable to your Elepreneurs and the several ways Elepreneurs are compensated referenced in the last sentence.

Regulation of Personal Care and Nutritional Food Products, page 8

7. Please revise your disclosure regarding FDA regulation to disclose the substance of your response to prior comment 7.

Security Ownership of Certain Beneficial Owners and Management, page 17

8. We reissue prior comment 10. Please clarify the voting rights of the various classes of securities and disclose the conversion features of the preferred stock. In addition, please revise the beneficial ownership table to clearly reflect the percent of ownership of the voting class, in light of the preferred stock conversion feature. Lastly, please disclose the control person(s) for each entity in the table.

Recent Sales of Unregistered Securities, page 24

9.   We reissue prior comment 14 in part. Please include your response in the disclosure in the filing and address the common stock issuances disclosed on page 15. Refer to Item 701(d) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining